

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2011

<u>Via U.S. Mail</u>
John Steel
Chief Executive Officer
One e Commerce Corp.
1370 Avenue of the Americas
New York, NY 10019

> **Re: One e Commerce Corp.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 001-34048**

Dear Mr. Steel:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/Tia L. Jenkins
>
> Tia L. Jenkins
> Senior Assistant Chief Accountant
> Office of Beverages, Apparel and
> Mining

cc: Pavel Seroklinov, Esq.
Guzov Ofsink, LLC
*Via Facsimile*